                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               Amendment No. 10*




                            A. H. BELO CORPORATION
           --------------------------------------------------------
                               (Name of Issuer)

               Series A Common Stock, par value $1.67 per share
           --------------------------------------------------------
                         (Title of Class of Securities)

                                 080555 10 5
           --------------------------------------------------------
                                (CUSIP Number)





         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 6 Pages

CUSIP No. 080555 10 5                     13G                  Page 2 of 4 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James M. Moroney, Jr.
      ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /  /
                                                             (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF                  682,432(1)(2)

           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY
                                     1,000,000(3)
          OWNED BY
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                  682,432(1)(2)

           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                     1,000,000(3)

-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,682,432(1)(2)

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      (See Instructions)

      [X] See Item 4 below.
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      3.1%(4)
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

ITEM 1.

         (a)     Name of Issuer:

                 A. H. Belo Corporation

         (b)     Address of Issuer's Principal Executive Offices:

                 The Belo Building
                 400 South Record Street
                 Dallas, Texas 75202

ITEM 2.

         (a)     Name of Person Filing:

                 James M. Moroney, Jr.

         (b)     Address of Principal Business Office, or if none, Residence:

                 The Belo Building
                 400 South Record Street
                 Dallas, Texas 75202

         (c)     Citizenship:

                 United States

         (d)     Title of Class of Securities:

                 Series A Common Stock, par value $1.67 per share

         (e)     CUSIP Number:

                 080555 10 5

ITEM 3.

         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (a)   [ ]   Broker or Dealer registered under section 15 of the Act
         (b)   [ ]   Bank as defined in section 3(a)(6) of the Act
         (c)   [ ]   Insurance Company as defined in section 3(a)(19) of the Act
         (d)   [ ]   Investment Company registered under section 8 of the
                     Investment Company Act
         (e)   [ ]   Investment Adviser registered under section 203 of the
                     Investment Advisers Act of 1940
         (f)   [ ]   Employee Benefit Plan, Pension Fund which is subject
                     to the provisions of the Employee Retirement Income
                     Security Act of 1974 or Endowment Fund; see Section
                     240.13d-1(b)(1)(ii)(F)
         (g)   [ ]   Parent Holding Company, in accordance with Section
                     240.13d-1(b)(1)(ii)(G)  (Note:  See Item 7)
         (h)   [ ]   Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP.

         (a)     Amount Beneficially Owned:       1,682,432 (1)(2)
                                           ----------------------------------

         (b)     Percent of Class:             3.1% (4)
                                  -------------------------------------------

         (c)     Number of shares as to which such person has:

                   (i) sole power to vote or to direct the vote: 682,432(1)(2)
                                                                ---------------

                  (ii) shared power to vote or to direct the vote: 1,000,000(3)
                                                                  -------------

                 (iii) sole power to dispose or to direct the disposition of:
                            682,432 (1)(2)
                       --------------------------

                  (iv) shared power to dispose or to direct the disposition of:
                            1,000,000
                       --------------------------


-----------------------------------
(1) On May 19, 1988, the Issuer distributed one share of Series B Common Stock for each outstanding share of Common Stock (which was redesignated on May 4, 1988 as Series A Common Stock). Series B Common Stock is convertible at any time on a share for share basis into Series A Common Stock. Pursuant to Rule 13d-3(d)(1)(i), the Reporting Person is deemed to be the beneficial owner of the Series A shares into which the Series B shares are convertible, and such Series A shares are included in this number.

(2) Does not include 21,000 Series A shares and 21,000 Series B shares owned by Mr. Moroney's wife, as to all of which shares Mr. Moroney disclaims beneficial ownership.

(3) These Series B shares are held by a family limited partnership, of which Mr. Moroney is the managing general partner.

(4) Pursuant to Rule 13d-3(d)(1)(i), this percentage has been calculated by including in both the Reporting Person's number of shares beneficially owned and the number of Series A shares outstanding, the number of Series A shares into which the Series B shares beneficially owned by the Reporting Person are convertible, but the number of Series A shares outstanding does not include Series A shares into which Series B shares held by others than the Reporting Person are convertible. Were the percentage calculated by also including in the outstanding Series A shares the number of Series A shares into which Series B shares held by others than the Reporting Person are convertible, the Reporting Person would be deemed to be the beneficial owner of 2.7% of the outstanding Series A shares.


-----------------------------------
ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10.    CERTIFICATION.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Dated:  February 4, 1998                           /s/ James M. Moroney, Jr.
                                                   ---------------------------
                                                       James M. Moroney, Jr.